EXHIBIT 12.1

PALM, INC.

COMPUTATION OF RATIO OF EARNINGS AVAILABLE TO COVER FIXED CHARGES

(in thousands except ratio amounts)

	Fiscal Year Ended					Six months ended
	May 25, 1997	May 31, 1998	May 28, 1999	June 2, 2000	June 1, 2001	December 1, 2000	November 30, 2001
Income (loss) before income taxes	$(14,208)	$6,405	$48,116	$77,813	$(524,191)	$69,508	$(84,763)
Total fixed charges	1,331	1,143	2,258	4,475	10,586	2,902	7,955
Total income (loss) before fixed charges	$(12,697)	7,548	$50,374	$82,288	$(513,605)	$72,410	$(76,808)

Interest expense	$—	$—	$—	$11	$913	$183	$510
Amortization of borrowing expenses	—	—	—	—	—	—	866
Interest attributable to rentals	1,331	1,143	2,258	4,464	9,673	2,719	6,579

Total fixed charges	$1,331	$1,143	$2,258	$4,475	$10,586	$2,902	$7,955

Ratio of earnings available to cover fixed charges(1)	—	6.60	22.31	18.39	—	24.95	—

For the purpose of calculating this ratio, earnings consist of our income (loss) before income taxes plus fixed charges. Fixed charges include interest on indebtedness, amortization of borrowing expenses and the portion of rental expense under operating leases deemed by us to be representative of the interest factor. The deficiency of earnings to cover fixed charges for the years ended May 25, 1997 and June 1, 2001 and for the six months ended November 30, 2001 was $15,359,000, $534,777,000 and $92,718,000, respectively.